LOST SPIRITS DISTILLERY, INC.

2020 Report

Dear investors,

We survived. Thank you all for believing in us. 2021 was, by far, the biggest challenge we have ever faced. We had to make a lot of tough decisions and had to work harder than ever. But as we turn the corner on 2022 sales in Las Vegas are growing aggressively, and we are getting ready to return to LA! In the coming months, we plan to reboot the LA factory (and start selling bottles again). In the coming year we plan to build a new massive immersive experience in Los Angeles. We hope you will stay with us on this journey!!!

We need your help!

First and foremost, we hope you will all continue to believe in us and invest in us as we rebuild Lost Spirits Los Angeles in the aftermath of the COVID-19 closures. We are working with the City of LA to bring our next big project home to Los Angeles!!! Soon the Vernon factory will be back online making bottles of award-winning whisky and rum. While we work to reopen the immersive entertainment side of our LA business. Also please visit us in Vegas!!!

Sincerely,

Bryan Davis
Co-Founder & CEO - Board Director

Dr. Wynn Sanders
COO

Chester Brandes
Managing Partner

Joanne Haruta
Co-founder, Board Member

Stephen Williams
CFO

Our Mission

Lost Spirits produces a highly successful blend of entertainment company and distillery. The unique mixture of content has captivated the public imagination in a way no distillery operating today has. COVID-19 closed our perpetually sold out LA tours. However, Las Vegas is running and generating millions in revenue. Over the next 5 years we plan to reopen LA, expand Vegas, and grow. Over time, our spirits business might very well grow into a multibillion dollar operation.

See our full profile

How did we do this year?

Report Card

A-

The Good

We survived the COVID-19 Shutdowns!!

We opened Lost Spirits Las Vegas!!

We doubled our revenue (compared to pre-covid levels)!!

The Bad

The COVID-19 shutdown forced the closure of Lost Spirits Los Angeles.

We had to downsize our team to 14 (we are now back-up to 107 employees)

We lost 100% of our revenue for 15+ months (Now it is double what it was when COVID-19 hit)

2020 At a Glance

January 1 to December 31



$849,495 [47%]
Revenue



-$2,429,466
Net Loss


IOU!

$1,559,899 +28%
Short Term Debt



$5,664,906
Raised in 2021



$124,937
Cash on Hand
As of 03/10/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual

results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Lost Spirits is a world renowned distillery that also houses an elaborate tour business and fine dining experience. We sell tickets to visit the distillery. We sell tickets to the restaurant experience. And of course, we sell bottles of award winning whisky and rum both to tour guests and wholesale.

Lost Spirits produces a highly successful blend of entertainment & science with a whisky & rum company. The unique mixture of content has captivated the public imagination in a way no distillery operating today has. COVID-19 closed our perpetually sold out LA tours. However, Las Vegas is running and generating millions in revenue. Over the next 5 years we plan to reopen LA, expand Vegas, and grow. Over time, our spirits business will gradually grow into a multibillion dollar operation.

Milestones

Lost Spirits Distillery, Inc. was incorporated in the State of Delaware in January 2020.

Since then, we:

- Are tracking $8.9 million in annual revenue from the new Las Vegas distillery.
- Previously broke the WeFunder record for most oversubscribed Reg CF offering.
- Acquired a portfolio of valuable 19th century literary trademarks including 20,000 Leagues Under the Sea.
- Acquired patents for our spirits aging technology in the USA, Mexico, Israel, Japan, China, and India with many more countries sill in process.
- 2019 Liquid Gold -Jim Murray's Whisky Bible.
- 2019 World Whisky of the Year -Wizards of Whisky.
- 2019 World's Best Distillery Experience -Drinks International UK.

Historical Results of Operations

Our company was organized in January 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $849,495 compared to the year ended December 31, 2019, when the Company had revenues of $1,589,565. Our gross margin was 77.91% in fiscal year 2020, compared to 78.69% in 2019. These 2 years were heavily affected by the 2019 fire and the 2020 pandemic.
- *Assets.* As of December 31, 2020, the Company had total assets of $2,498,559, including $100,200 in cash. As of December 31, 2019, the Company had $1,661,514 in total assets, including $124,232 in cash.
- *Net Loss.* The Company has had net losses of $2,429,466 and net losses of $1,833,878 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $3,097,068 for the fiscal year ended December 31, 2020, and $1,743,171 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,097,727 in debt, $1,667,039 in equity, and $4,492,000 in convertibles. As of May 2021, $1,492,000 in convertibles have converted to equity.

After the conclusion of this Offering, should we hit our minimum funding target, we may not need to raise further capital. However, our projected expansion projects, including returning to Los Angeles, and managements objective of meeting the NYSE American stock exchange listing criteria will require us to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to improve and expand operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Lost Spirits Distillery, Inc. cash in hand is $124,936.70, as of March 2022. Over the last three months, revenues have averaged $585,197.37/month, cost of goods sold has averaged $35,622.18/month, and operational expenses have averaged $868,799.11/month, for an average burn rate of $319,223.92 per month. However, month over month sales growth has been aggressive. Our intent is to be profitable in 6 months.

- Lost Spirits opened in Las Vegas (August 15, 2021).

- As of February 2022 ticket revenue in exceeded $680,000 / month (very close to break-even)

- March is tracking above $700,000 in ticket revenue.

- In 2021 Lost Spirits raised $5,667,627 including a $3,000,000 strategic investment.

We are projecting $2,498,000 in revenue over the next 3 months. We anticipate reaching breakeven within 6 months.

Lost Spirits expects to reach profitability in July of 2022. Based upon the current working projections the company will need to raise $78,000 to reach profitability.

Beyond revenue, outstanding receivables, and fundraising, Lost Spirits does not have additional capital on which to rely. The Company will seek to cover short-term burn by raising additional working capital and expansion capital from its professional network.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -286% **Gross Margin: 78%** **Return on Assets: -97%** **Earnings per Share: -$134,970.33**

Revenue per Employee: $9,335 **Cash to Assets: 4%** **Revenue to Receivables: 20,719%** **Debt Ratio: 124%**

Lost_Spirits_Distillery_2020_2019_Audited_Financial_Statments-FINAL.pdf

We ❤ Our 1605 Investors

Thank You For Believing In Us

David Park	Leslie Garcia Munoz	Jeffrey Pardee	Devin Guinn	Kristian Bernabe	Alex L Mazariegos	Kurt Huggins
Zachary Twardowski	Jack Zullo	Daphne Bach	Ernest Johnson	Garrett Broussard	Tucker Marolf	Adrian T Irby
Bill Elrod Jr.	Roger Hall	Jon Goke	Philip Burkhardt	Jason Chase	Blake Stilwell	Helen Cholewinski
Ryan McDonald	Patrick Munnia	Jeff Giblin	Bruno Zanotti	Rhallete R Javier	Ian Maxwell	William Slusser
Michelle Rodriguez	Angel Anthony Espino	Paula Cizek	Tanner T Medding	Elias Lumarda	Desiree Love-Barrett	Megan Nicol
Kyle C. Murphy	Nathan Maier	Brandin Engersbach	Chad Eschman	Karl Lee Soule	Eamon Brennan	Christopher Harris
Carl Lucas	Tara Craven	Richard Clark	Avi Gandhi	Andrew Pease	Brendan Hooley	Kyley Tucker
Stephen Jenvey	Barbara Ann Inman	Dwight Douglas Hill	Joanne Haruta	Valerie Griswold	Chris Price	Matt Edgar
Hugh J. Stiel	Yang K. Lee	Patrick Auld	Mark Wright	Adrian T Irby	Brendan Hooley	Isaac Quezada Lopez
Anne Watson	Juan Escobedo	Jared Nassaney	Jeannie Kozinski	Paul Tenerelli	Ruby Bostwick	Michelle Bicera
Christopher Noebels	Lisa Chavez Barton	Elliot Davis	Jim Rea	Fabien Nicaise	Star Picucci	Karpathia Herzbrun
Tanya Lansing	Adele Christine Florendo	Ben McGraw	Aaron Fairbanks	Diane Nguyen	Stephen Shaffer	Ken Hudson
Nathan Brummel	George Leontiev	Alyssa Concha	Samantha R LaDue	Jacqueline Pulido	Damian Loza	Joshua Flaum
Joshua Russak	Aaron Thompson	Nick Hughes	Pet Pics ByChristine	Jeremy Cash Dollar	Emily Banks	Joyce Chao
David McKay	Josh Kennedy	Marc Leufroy	Robert Anaya	Jake Kooker	Joshua Stroup	Connie Gutierrez
Jonathan Regier	Stephen D Butler	Dave Hirzel	August Freirich	Chadillac Jordan	Norman Lim	Tim Peel
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

William Price
David Marks
Nathan Brown
Lee Andrews
Stephanie Stockton
Jennifer Malins
Jenna Michelle
Noah Bartel
Rob Arnett
Caroline Young
Matt Reynolds
Todd A Barneck
Cheryl Daroczy
Spenser Naor
Michael Price
Wyatt Kozinski
Kyle McDonald
Allison Faith Sulock
Omar Mendez
Adrian Boeckeler
Stephanie Guadron
Henry Hakimian
Gerardo Garcia
Arni Lehto
Charlie Haddaway
Rachel Cheong
Joseph An
David Wasserman
Christine Cover Ferro
George Mojica
Chris Nicholls
Nicholas Yao
Ben Ross
Piro P
Evan Thomas
Mike Vendel
Craig Mayo
Tammy Heiner
Jodi Mikey
John Chominsky
Adam Field
Stephen Andrew Hearn
George Thomas Jenkins
Jose BARREIRO
Breonna Walker
Lucas Paddock
Daniel Drugan
Greg Whitney
Joe Barnathan
Grant Williams
Scott Ichikawa
Peggy Farnham
Christopher Walker
Jonathan Wiseman
Karen Corcuera
Angela Lin
Otto Von Stroheim
Justin Clavell
Paul Thies
Kristofer Luu
Christopher Tung
Holly Rose
Collin Brown
Ari Felczer
Terrence Allotta
Thinh Le
Vivek Basalingappa Hung...
Kathy Schoeppner
Rose Marie Campbell
Colin Weber
Benjamin M Rozema
Thomas A Thomas
Robert Paul Meier
Erin Killean
Frank Merle
Chris Howard
Conor McMillan
Bette Jo Babcock
Brian Meredith
Nicole Sandoval
Brandon Haynes
Sloane Grace
Jody J Franzen
Terry Nurenberg
Helen Pan
Vanessa Leon
Lynn Hobson
David Bauer
Ed Stanfield
Kimberly Stanfield
Matthew Kimmel
Matt Cynamon
Kelly Miller
Daniel E Wong
Marcos Pinares
Carl Ekdahl
Carl Davidson
Kalynn Morano
Drew Curtis
Carl D Driggers
Stephen McGaw
Pete Fryt
Louis Possemato
Heather Jack
Linda Beam
Ursula M Glaviano
James Haruta
Michael Axeen
Dan McKeaney
Crystal Paz
Samantha Berry
Heather Anne Howell Boyle
Joseph M Lumarda
David Ly
Breann Sitarski
Diana M. Rios
Alexandra Nalevanko
Arnav Mariwala
Steven Hopke
Nicole Balzarini
Clarissa Avendano
Lauren Royal-Gordon
Savannah Ackerman
Joel Danto
Lauren Decker
Angela Lister
Joanna Rau
Cole Duran Benton
Dave Green
Mark Dodek
Travis Bush
Joseph Ivankay
Roberto Torres
Kaleen Ogden
Anne Sokolich
Clayton Kozinski
Ross Kaylor
Ryan Altschuler
Owen G. Simmons
Doug Hurley
Roxanne LaMar
Jake Morrison
Oscar Victoria
Collin Ayers
Kellie Natham

John R Tripp
Jackie Nith Ishibashi
Katie Klager-Merrell
James Minor
Ld Graham T. Richardson
Amy Castillo
Chris Mayo
Lee Peglow
Nicole M. McClain
David Creel
Paul Leider
Noah Hall
Michael Schier
Stanislav Sinitsyn
Anna Schaerf
Randy Vinneau
Jason Ellis
Bridgett Colyar Hull
Hilary Lentini
Daniel Hiorns
Aubrey Mozino
Laura Mandile Area
Kevin Drew
Kevin Boutte
Amy Tibbs Snyder
Jonathan Brunasso
Brian Sang Han
Lauren Schultz
John Niebuhr
Christopher Ball
David B Mittelman
Matthew Sharp
Steven Mittelman
Bryan Davis
John D'Alessandro
Rick Rothschild
William Allen
David M Walker
Kingsley Asare
Diana Clark
Michael Kane
Christopher Gutek
Jonathan JACOBY
Elizabeth Hudson
Kerstin Barr
Jeffrey Bohrer
Ryan A Trupin
Alejandro Alvarez
Taylor Cummings
Fernando Chien
Kevin Locarro
Kyle Neal
Kelly Thompson
Koren A Nishina
Christopher Mash
Robert Behrmann
Aaron C Doran
Mary Ellen P
Tracey Colvin
Omar Kanawi
Lindsay Good
Jodi Hnatyshak
Julie Kochinski
Kyle Marsh
David Costello
Tod Mesirow
James Madison
Jeffrey Konyu
Amanda Flagg-Nuno
Wendolyn A Ince
Mikel Padilla
Doron Kipper
Gregory Baine
Lisa Fancher
Adrian Willcox
Joel Tokunaga
Kathleen A CANHAM
Owen Shribman
Helen Phung
Brad Budde
Kevin Huang
Lynn A Stone
Brian Cole
Sherilyn Lee
Jackie Diener
David Lee Waterman
Kyal Moody
Benjamin Brannon
Danika Sanchez
Russell Isler
Juan Sandoval
Leland Pitter
Eddie Ramos
Mark Greenbaum
Maureen Abdelsayed
Lydia Vannarattanarat
Mitchell Walrath
Russell Cohen Hoffing
Stuart Anderson
David Frankowski
Eilene Gil
Mark Walker
Clayton Knowles
Gianpaul Ponce De Leon
Adam Haas
Wendy Lockhart
Scott D Reitan
Mark Newsome
Rebecca Seamans
Alexandra Cuadra
Richard Fowler
Wendy Sarnoff
Christopher Perkins
Kenya Rushing
Nancy Howe
Travis Helterline
Mariela Castellanos
Jane Kilkenny
Tammas Wilner
Jennifer Cormano
Christian Beinavis
Derek Nicholas Etman
Rahul Amin
Christopher C LEE
Allison Bellas
Nate Usiak
Terran Schackor
Kelli Penner
Jason M Tor
Kendra Eckblad
Brian Weber
Christopher Cody
Hugo Andrade
Brandon Rodriguez
Peter Ryan
Grant Culwell
Chris Cyronek
Calie Hendrickson
Lindsey Traub
Dona Le
Kelli Stratton
Curtis Natham
Mike Schroffel
Cassandra Thompson
Christian Olsen

Starrett Berry
Theodore D'WILLIAMS
Doug Lorenzen
Danny Alan
Jon King
Sommer Katzchen
Michael Boggan
William Bradshaw
Joseph C. Ledoux
Deric Lubin
Lyn Nguyen
Karan Mehri
Noel Perry
Eleanora Allen
Nathaniel Travis Roberts
Rick Lupert
Kris Carroll
Brenda Baldizon
Armando Santiago
Stephanie Schwartz
Dan Palodichuk
Ben Benesh
Ken Layman
Eric Keitel
Sara J. Asad
David Ambrose
Jim Wyatt
George Bondarev
Gail Reilly
Sean Petridis
Brandon Bocianski
Jo Vaughn
Bunyan Tom
Wynn Sanders
Eric Bertch
Olusesan Daniels
Chester Brandes
Kevin Carney
Lex French
David Ramey
David Ramey
Dr. Pete I. Maduka-Okafor
Leslie Rehak
Christopher E Robertson
Duke Raley
Lisa Joslin
Kane Imai
Julie Henderson
Jason Willig
Jesus Robles-Copas
Duncan Stanley
Dana Law
Melissa Terry
Tyler Ross
Ammie Puckett
Tristan Ringenoldus
Alex Litvak
Hopper Stone
Bernard Mascarenas
Eric McGaw
Jeanette Rosales
Linda Keyes
Stephanie Keider
Randall Ray Jones
Alicia Schlouse
Christopher Tonick
Ashley Hsieh
Andrew Ritter
Alicia I Yaffe
Robert Bitting
Nathan Orloff
Erin Kinne
Neal OKU
Jodi Pantuck
Karen Howard
David Gusmini
Kevin Frand
Jerrold Rhee
Weiyi Tan
Elizabeth Wong
Lucas Zalentz
Mark Pennington
Stephen Channell
John Hreno
Sidney Jerome Sidell
Lloyd Ford
Vu Tran
Kevin Taber
Brian Bartelt
David McKimmie
Aaron Elijah Cass
Michael Yep
Melanie Nelson
Uriel Matus Jr
Casey ROBINSON
Eric Adams
Teresa Hsu
Andrew Degner
Mike Kehrt
Bruce Penner
Quyen Ly
Cassandra Roberts
Tara Sands Schachtel
Henry Frechette
Robert Planakis
Bill Fiala
Dan Au
Josh Anon
Morgan Erickson Joeck
Madison Obery
Chris Brunasso
John Chodera
Nicholas D Earl
Kevin Huey
Rebecca Holmes
William Sorensen
Jamie Mortellaro
Kenny Vo
Scott Pappas
Brian WOHLBERG
Chau Tong
Robert Yeamans
Nathan Boyd
Angel Stone
Tommy Bridwell
Jessica Downing
Pamela Pusateri
Ryan Firth
Eric Sue
Jose Gomez
Erik Delgadillo
Elena Shufelt
Dax Grove
Denise Manlove
Isaac Hernandez
Alvaro L Ruvalcaba
Geoffrey Glidden
Wesley Jordan
Bradley Buchanan
Christopher San Paolo
Michael Nielsen
Mike Yoshioka
Luke W. ROONEY
Sarah Delucchi
Melissa Clark

Justin Piccari
Wendy L. Newell
Luanne Marek
Nick Tucker
Julia Kathryn
Daniel Weidlein
Jd Williams
Bridgette Camacho
Adam David
John Nunn
Kirk Priess
Rick Montano
Darlene Hill
Edgar Barradas
Kevin Blickfeldt
Adam Joseph
Michael Rann
Mike Korpi
Lee Sacks
Ted Neher
John Davison
Aaron Sumsky
Ruvin Spivak
David Pursley
Christopher Frederick
Josh Forbes
Christy Meza Adams
Iain Nevill
Beau Guinyard
Ernest Shmidt
Marc Wolloff
Keith Guerin
Sam Nackman
Chris Jones
Khan Akmal
Andrea M. Von Kaenel
Mats Andersson
Nicholas Hoskins
Ryan Anthony
Eric Durham
Jeffrey Miller
Adam Field
Keith Johnson
Michael Wiener
Michael Day
Mary Ann Anderson
Justin Keenen
Harris Chen
James Griffin
Megan Campbell
Heather Garcia
Jaclyn Cannon
Valerie Valdez
Vejas Skripkus
Holli Duncan
David Logan
Thomas Smetham
Yakshita Jansen
Kevin Hamano
Tracey Colvin
John Cacioppo
Michael Porter
Navil Delgado
Jason Raimondi
Nathan R Wilson
Eric Herman
Dale Schmidt
John Kim
Isabel Reyes
Vincent E Gormally
Daniel Colman
Robert Boutelle
Michelle Dorminey
Dorian Frankel
Bruce Sutherland
Jennifer Pietrzak Carlson
Lee Ann Jaeger
Roxanne Braithwaite
Amanda Kasahara
Cristina Hasigan
Ryan Kopycienski
Alison Bjorkedal
Carlos Montes
Audrey Wood
Brent Geris
Richard Staebler
Lucas Flick
Michael Yuan
Edward Kim
Brett Kushner
Mitchell Garcia
Shant Mardirosian
Michael Ostrander
Matthew Matiko
Greg Kaczynski
John D Kin
Hayley Baxendale-Kasep
Aaron Parra
Joseph CARONA
Dontcher Bramlett
Thien Vo
Amy Pavlock
Donald Albertson
Jared Pettinato
Brittany Tucker
Danielle Chanes
Nils Diedrich Jansson
Shreya Nigam
Nichole Hibbard
Paula Hart
Mayuria Chengsaksri
Tula Nieva
Jonathan Strah
Rebecca Phillips
Jeremy Lambert
Sara Mrasek
Nathaniel Lavin
Christie Hauck
Brandon Makaryk
Joel Ramirez
Alana Worotko
Adi Reich
Ruth Wentz
Mina Isaac
Jacqueline Chan
Ruby Lerner
William Zimmer
Ryan Minniear
Michael Hirota
Suying Jin
Jeffrey Mansfield
Kathleen Becket
Matthew Sasaki
Suzanne Casement
Virgil DeMayo
Brent Royal-Gordon
Gregory Solomon
Lia Marroquin
Kevin Brooks
Patrick Soto
Scott Berry
Martin Fontaine
Andrew Sanders
Paul Millet
Joshua Ruffell

Eric Bloomer
Patrice Wright
Amanda Delbert Staggs
William Lodin
Gordon Gregg
Ryan Burton
Chris Partida
Zachary Wilson
Megan Wallace
Angelo Evangelatos
Karen Fan
Avneesh Singh Saluja
Ron August Allchin
Kevin Mendonca
Brandon Porter
Danny Pampel
Amy Loel Phelan
Luis Garcia
Adele Han Li
Eric Leja
Mthunzi Ramphele
Peter Vasilion
Juniper Ekman Greenstein
Amanda Dickau
Justin Grey
Jeff Jensen
Sunena Sabharwal
Liz Lavin
Ricky Shum
Ting Yeh
Molly Shock
Brian Barnes
Page Hudson
Matthew Janssen
Matthew Sharp
Junie Carattini
Jay Libras
William Dupree
Thomas Foster
Andrew Bianchi
Eric Thorne
Harriss Ganey
David Egly
Josh Schoenwald
Michael Dowd
Nicole McTeer
Angelique Barnum
Christopher Carver
Galen Herbst De Cortina
Brian Isham
Cara Blackwell
Shaun Snow
Aaron Coons
Yunji Noh
Amanda White
Samuel Tonneslan
Allison Crandall
Jess Jones-Gausia
Enrique Ortiz
George Y Rodriguez
J. Chiedo John
Lawrence Csutora
Kyle Kownacki
Emerson Dibley
Norman B. Davis
Shannon Lee West
Marie Houle
Steven Bevacqua
Bruce Amrhein
Amy Ratcliffe
Mariana Uribe
Gloria Boggs
Nb Khuu
Matthew Arlotta
William Ronald Dell Hill
David Matthew Olvera
Justin Frye
David Atkins
Chelsea Shelby
Karl Wilkinson III
Shawn Manriquez
Molly Quinlan
Keith Simonsen
Ian And Kathleen Macdon...
Jane Epstein
Nathaniel Grady-Reitan
Umit Aslan
Sheri Bluebond
Sharon Kay Jamerson
Robin Blackburn
Viet Hoang
Phil Huynh
Kellie Smith
Eric Mabry
Stephanie Ramirez
Patrick Parton
Timothy Johnson
Eric Juarez
Gabrielle Das
Juan Sotelo
Alexander Troy Scott
Christopher Obery
Patrick Seitz
Steven Bramlett
Darren McGuire
Kolin Tang
Kenneth Slosson
Melissa Velasco
Amy Brunell
Ben Simon
Katie Franzeo
Nelson Nieva
Aaron Contreras
Justin Arndt
Skyelar MacEachern
Christopher Hughes
Jonathan Rosenberg
Jacob Keating
Allen D Norvick
Maria Teresa Garcia
Anne Kathryn Parma
Matthew Sullivan
Damien Hines
Matthew Butt
John Siffing
Morek Chang
Sevag Nalbantian
Francisco Peters
Tracy Lee Dietz
Evan Sheldon
Zachary Wallace
Kelly Liu
Greg Ballora
Farah Jalaie
Kevin Manage
Alex Hreiz
Maura Lemon
Lincoln Carson
Carlos Hernandez
Alex Humphrey
Kraig Saito
William Znidaric
Aaron Krouse
Gary McAdam
John R. Wilschke

Max Le Merle
Nicole Carter
Thanya Mercado
Matthew Giblin
Sean Osborn
Philip Cruz
Kimberly Elliff Williams
Jared Rosenthal
Andy Nguyen
William Allen
Karla V Gonzalez
Jorge Maldonado
Robert Hill
Mahmood Premji
Sam Knash Green
Terrance Cohen
Chris De Mayo
Josh Bolstad
Rachel Hurst
Alexander Quel
Clay Pritchard
Nicholas Pettit
Hugh Aodh OBrien
Qi Liang Chen
Thomas F Daley
Robert Denham
Abby Lavin
Ryan Patrick Quinn
Matt Nugent
Hortense Lingjaerde
Sean Matthew Leary
Matthieu Jacquier
Star Marcus
Thomas Nellikkattil
John David Whalen
Ben Ross
Amber Funk
Sergey Kahn
Samantha Chen
Christopher Hansen
Malcolm Coronel
Cory Parrish
Sally Pollock
Sam Petralia
Frederick Bates
Randall Lieberman
Rochelle Haga
Scott Brenner
Don Vo
Jamie Williams
David & Lindsey Share
Nedda Amini
Cris Advincula Jr
Monica Kincade
Michelle Navarro
Siddharth Sawkar
Dru Nguyen
Shuly Hirsch OF
Lisa Clauson
Heather Seiple
Daniel McCoy
Harenstong Cardoza
Jason Knudson And Neda...
Peter Belcher
Barbara Huhn
Scott Gold
Joshua Smooha
David Scatena
Catherine Howard
Anthony Spencer
Shaheen Sayani
Melissa Ng
Steven Urenda
Vasil Stojanov
William Herbert
Devin Sanguansukdikosol
Stayton Shaw
Joseph Frataccia
Andrew Rossol
Wendy Powers
Kirsten Oglesby
Brian Mc Cauley Johnson
Joanna Lewis
Adam Epstein
Crystal Galczak
Emily Walls
Henrik Helgesen
Jason Bryan
Sandra Barkley
Steven Wiley
Michael R Henderson
Jeffrey Bornstein
Anthony Occhipinti
Shannon Barondeau
Joseph Kirchoff
Mike Quain
Melanie Gamgene
Mike Gentile
Nickolas Colbert
Kamila Daniels
Evan James
Scott G Juhl
Dominic Trey Jimenez
James Charles Hill
Andrew Corbett
Ronald Almojuela
Nicole Marie DesForges
Ryan Horan
Lira Kellerman
Leon Chang
Karen Curd
Eugene Jannece
Mor Wetzler
Sean Ashby
Eve Woollett
Kevin Zanit
Millie Shroff
Rahul Khopkar
Jeff Leach
James Crocker
Rachel Kitzmann
Kurtis R Hollar
Darrell Hawkins
Jeremy Soule
Matthew Rubin
Sam Vieira
Daniel Freeman
Stephen Wolnisty
John Hoglund
Jeff Buccellato
Zachary Salazar
Scott Andrews
Candice Mayes
Jennifer Kelsey
Matthew Lenda
Marcus Burns
Margi Eckes
Christopher Grun
Kevin Kauffman
John Duke
Diego Rodrigues
Katelyn Rodgers
Brett Goering
Matthew Dughi
Adam Kestel

Heather Turner
Brendan O'Connor
Angela Landis
Kevin Flanagan
Patrick Lee
Travis Corkery
Barry Cleary
Amanda Burton
Annie W. Tang
Katherine Fillare
Robert Johnson
Shannon West
Alexander Enriquez
Laura Lampley
Kentaro Nishimura
Yaebin Kay Bernal
Ron Davis
Aaron Proctor
Jeremy Ungar
Dominic Laureano
Joseph Boyd
Andrea Conway Donnellan
Kevin Jackson
Jesse Collier
Avi Solomon
Susan Ginsberg
Wilson Aurbach
Josh Kelly
Avery Rawls
Jeremy Stahl
Sean Rogers
Edward Mugica Sr
Cyrus Batchan
Yiannis Bessiris
Page Hudson
Joyce E DIBBLE
Temma Hankin
Ryan Vance Brinkerhoff
Andrew Kellogg
Courtney Knapp
Prasad Matti Rao
Melesha Hnatyshak
David J Gannon
Douglas Figueroa
Anna Polin
Dw Miller
Cynthia Phung
Michelle England
Aaron Abt
Carlos Campos
Cate Adams
Katherine Kha
Bryan Bitzer
Jessica Blue
Johnny Phong
Layla Habahbeh
Ryan Corley
Alexandria Eshenbrenner
Dan Tokarz
Michael Mutuc
Charles Branz
Jesus Fonseca
Kelly Nine
Gustavo Hernandez
Brian Smith
Donald Haas
Crystal Gehr
Mark Johns
Benjamin Ross
Jeany Pfaff
Ryan Davis
Brandon Walls
Michelle Nailor Octave
Michael Sanderson
Margaret Rose
Kirk Jaastad
Michael Yeack
Luis Valencia
Amber Palma
Joshua Madera
Lee ODonovan
Will Goodman
Lynne Mazzarella
Nick Chu
Valerie Sindal
Jonathan Ickler
Michael Yanovich
Zuri Jackson
Rich Ozminkowski
Jennifer Min
Truman Alfaro
Chad Russo
Juanita Singleton
Tim Bryant
Robert Cooper
Sean Mabry
Erin Dooney
John Allee
Alexis Chanes
Samantha Marez
Kevin B. SHETTLE
Thomas W Merritt Jr
Robert Grantsynn
Randi Lovett
Rachel Bieber
Michael Pastore
Adam J Smith
Sarinah Scherdorf
Jeffrey Wells
Christopher J Carlson
Christopher Lin
Charles Yi
Franklin Lavin
Stephen R Domlan
Monica Vera
Stephen Taylor
Wesley Yang
Kevin Marcellus
Nicole Cook
Stephen Sandoval
Stephen Rosolio
Scott Toohey
Nicholas Rusk
Alexander Olson
Matthew Detisch
Sarah Bourgeois
Ivo Janssen
Aaron Chavarria
Ryan Cooper
Bradley Cornell
Remington Lee
Sabrina Altamirano
David Miller
Doug VanDyck
Robert Love
Lara Roberts
Christopher Jermal
Trevor Francis
Jonathan Strenczewilk
Sebastian Bueno
Alexa Hale
Eamon Ford
Travis Galli
Mher Chilyan
Tyler McLean

Cheryl Swartz
Robert Dulys
Melinda Ann Smith
Joshua Weiss
Tabitha Grindle
William Patton
Kris Brix
Stephen Lortz
Will Parris
Monikka Blakes
Steve Milunovic
Nicholas Greco
Guido Galli
Randi Boord
Odette Overton
Julia Pyzik
Lily Daker
Michael Beliveau
Odette Overton
David Thurmond
Yale Kozinski
Derek Hibbs
Miguel Barrera
Adrian SALINAS
Mikayla Mejia
Regina Brucato
Matthew Redfield
Pcna Investments LLC
Roberto Del FRATE
Clarissa Franklin
William Brunnler
Jennifer Etten
Erin Okada
Tiesha Jones
Edris Rivera
Laura Young
Jason Enns
Silas Brandon
Noell Felmly
Aaron Tichenor
Paul Sweeney
Alyssa Devine
George Alexander Lofgren
Jennifer Hartman
Gabriela Nieves
Jose Garcia
Luz Dowd
Erica Dwerlkotte
Catherine Youell
Kenyada Himes
Callum Maxwell
Brianne Walker
Charles Kenyon
Tom Gurbach
Thomas Allen
Aliyah Silverstein
Steven Parkes
Michele Lodin
Brandon Murti
Marat Shpolyansky
Richard J Patrissi
Rod Miller
Joseph P Crotty
Jonathon Strah
Vyas Dake
Lisa L Hendricks
Steve Chen
Steven Parkes
Keith Bussell

Scarlett Nye
Albert Portillo
Alexander Terreri
John Van Ert
Danny Rapaport
Stanley D Wells
Sarah Jochum
Victor Diaz
Gloria Choi
Elizabeth Polans
David J Wareham
Stephanie Whitlock-Luckey
Christopher P Ironhill
Maxwell Vivian
Taylor Moran
Brian Michael Schwalbe
Jordan Brooker
Don Nguyen
Ricky Santana
Gregg Fuller
Andrew McNulty
Stephen Swift
Linda Majors
Mary Snow
Rosanna Lopez
Danielle Gibson
Adam Davis
Lee Tu
Ronald Green
Amber Whittington
Kirsten Anderson
David Brighton
Michael Seibert
Eduardo Salas
David Long
Victor Ramirez
Richard Carlton Davis
Terri & Tom Coleman
James Colbert
Nicholas Godfrey
Zachary Berger
Matthew Alan Goldman
Catherine Grady
Giancarlo Recinos
Scott Puckett
Audra Bars
Blake Farrow
Benjamin McGinnis
Kristin Wolven
Adrian Ibarra
Brian Stokes
Justin Macchio
Stephen Skilbred
Vincent LeVeque
Sheila Hazard
Daisy Brown
Michael Chalfin
Matthew Oldenkamp
Marc Mittleman
Michael Campbell
Michele Lodin
Robert J. Mosley
Richard Bjelland
Brandon Murti
David Maleh
Peera Billings
David Martinelli
Matthew Oldenkamp
Brad Budde

William Hunt Cacheris
Adrienne Nishina
Derrick M Fallon
Leslie Dennis
Edward Joshua Rappoport
Annie Zhujiang
Ernest L Foster II
Marissa Loshuk
Moira Walley-Beckett
Rhiannon Rachel Chand
Watts Ha
Keila Hatley
Gene Ironhill
Jacob Kroeze
David C Weaver
Ron Thibodeaux
Kambiz Akhavan
Galen Dattilio
Christi Garriott
Linh Dang
Raymond Gutierrez
Chris Mowat
Bruce Schroffel
Robert Wilt
Terry Tsang
Joshua EmBree
Christopher Nilsen
Gregory Haviena
Ryan Murphy
Chuck Rieger
Vincent Werner
Deborah Nelson
Gareth Thompson
Nora Pedersen
Paul Fisher
Emily Dow
Christopher Wellington
Ezra Chobaz
Travis Austin
Armando Santiago Cintron
Alvin Soltis
Nathaniel Harrison
John Nordquist Jr
Pusheck Teri
Rachel Klitzner
Nicholas Sachs
Thomas K Achkio
David Arabyan
Jonathan Castillo
Tyler S Maily
Karl Ivanson
Dean Van Eimeren
Devin Daley
Arun Kapoor
Annelies Goger
Thomas P Kurosu
Eric Westenberg
Keith Bussell
Roshini Jaiswal
Tomas Gaigalas
Matthew Oldenkamp
Edward Loseman
Keith Bussell
Suchai Gumtrontip
Jack Setton
Dorian Frankel
Ryan K.
Daniel Stiles Rich

Lisa Krouse
Lance Barnard
Kevin Oh
Matt Matich
Matthew Gonzalez
Venika Jarvis
Mario Sepulveda
Elijah Selzer
Danika Henkel
Justin Brand
Jama K Meyer
Olivier Sudre
Brandi Johnson
Austin Carter
Shaun Smith
Zlata Zukanovic
Britany Wilcher
Naader Banki
Natalie Regg
Wesley Berg
George G Jewett
Zobeida Torres
Cara Burres-Jones
Fernando Uribe
Adriana Destiny Lopez
Katie Burbank
Mayra Reyes
Joseph Cavalier
Baxter T Holmes
Robert K Wicken
Christina D'Ambrosio
Sorya Ly
Kugan Raja Gopal
Sarah J. Hynes
John Miller
Hayden Melbourn
Nicholas Jerge
Levik Mansourian
Michael Orr
Lorenzo CABRERA
Van D. Chiu
Nicholas Cassidy-Larsen
Quynh Nguyen
Pamela Elliott
Aaron Schaefer
Tiffany Stith
Boris Kahn And Ludmila ...
Scott Steepleton
David Huda
Robert Olsen
Tessa Norton
Daniel Frias
Jeannette Viveros
Aaron Bodie
Kimberly Sperka
Aaron Penn
Alexis Sowuleski
Leonie Reynolds
Patrick Fischer
David Hill
Aaron Coons
Michael Kane
Michael Ostrander
Elliott Berg
Michael GALANOWSKY
Saul BERGER
Arun K Subramanian
Dominic Benoscek

Luke McKenzie
Tracy Reardon
Tae Hyun Lee
Brendon Greeley
Shirley Korpi
Dean Soteropulos
Daniel Haas
Jose Arias
Michelle Skidmore
Viktor Chemelekov
Ande Parks
Dianne Noguera
Kara Johnson
Tara Tarazi
James Lin
Denise Anne Hamilton
Leonard Kong
Marcy Tiffany
Emily Quinn
Aimee Hostetter
Gretchen Crookes
Amanda Nguyen
Renee Gonzalez
Erik Conway
Diane Hake
Sergio Gomez
Svend Lerche
Andrea Wournell Alvarado
Colleen McCullough
Jeannette Innocenzi
Jeff Cheung
Linda Diec
Jon Nakao
George Smith
Kimberly N Harrison
Maria S Garcia
Matthew Puzio
Anand Motwani
Charbel Adaimy
Jeannette Maya Romo
Celine Chiu
Julie Nily
Raymond Little
Jeffrey David Picarello
Nicholas Brown
Erich Rettermayer
Bryce Dowd
Alan Gray
Kimberly Arnesen
Michael Williams
Jared Gilstrap
Ashley Hastings
Foster Driver
Michael Seto
Greg Cherundolo
Micheal King
Joseph Sherbanee
Joseph Warchol
Todd Leykamp
Steven Parkes
Cate Adams
Abraham Livchitz
Shaun Smith
Steven EmBree
Chris Wessels
Christopher Tung
Ewan Oughton
Ari Moses

Laura Das
Andrew Hauser
Karl Nettmann
Brandon Pennington
Joanne Minerbi
Susan Birnberg
Joel Youkhanna
Michael Finnegan
Aaron Kime
Blaire Constantinou
Michael Schaffer
Jordan Kornzweig
Suzanna Nalbandian
Patrick Albani
Rita Yang
Shawna Benfield
Ryan Natividad
Ashley Pavicic
Luis Engersbach
Jayne Kum
Brian Clough
Sabeen Tharadra
Zac Gunnell
Jonathan White
Roderick Buycks
Megan Craig
Nicholas C Ekdahl
William Schwab
Merri Ronquillo
Gregory Stevens
Matthew Umles
Saul BERGER
Christian Hall
Patrick Sullivan
Joyce Chiu
Natalia Bramlett
Bayli Anderson
Emily Kay Maldonado
Harriet Goren
Erin Rechner
Zachary Steinert-Threlkeld
Ali Niv
Chad Dorger
Ryan Friese
Katie Shubin
Jeanette Lomboy
Kathy Le
Curtis Tucker
Breton Tillinghast
Robert Lory
Jeffrey Tabisola
Ron Macchio
Jaclene Daley
Suzanne Norr
Aldrich Manlutac
Da Nae Martinez
Arup Chakrabarti
Chris Wessels
Alex Kozinski
Bradley Jacoby
Philip Ma
Karen Haruta
Man Siang Tan
Ron Macchio
John Kaye
Jeremiah Sizemore
Michael Dowd
Brian Milch

Ruben Reynoso
Jocelyn McCanles
Brady Collins
Bradley Jacoby
Christopher Mabli
Jason Blais
Laura L Gerdes
Stella Plato
Austin Nickens
Marina Reyes Lopez Maut...
Stephanie Tseng
Joshua Brown
Karla Gomez
Brandy Leigh Scott
Howard Braham
Samantha R Sawyer
Brady Morphy
Andrew Cecola
Gabriel Gallardo
Kevin Maguire
Braden Graeber
Sara Spring
Erica Stambler
Tomas Arni Jonasson
Andrew Barrett-Weiss
Edward Hill Matthews III
Josh Dullat
Philip Traum
Jeffrey Fawcett
Scott Meslow
Edward Smith
Cecille Suzette Yu
Lee Zaro
Michael Truly
Nike Chapman
Kristofer Ekdahl
Ryan La Bounty
Adrienne Ellis
Spencer Berry
Elizabeth Roberts
Grant Galli
Ken Royal
Michael Clarke
Darryl Fox
Matthew Taras
Luke Gamez
Lora Hall
Laura Chew
Marcos Nevarez
Nena Connelly
Matt Harrington
Bevan C Bennett
Elise Jackson
Andy Carey
Todd Lesko
Ram E UDWIN
Scott Forth
Karen Haruta
Taylor Matheson
Joseph Sherbanee
Justin Norman
Alex Kozinski
Robert Sichko
Cory Doctorow
Catherine Swanson
Michael Campbell
Alan R Davis II
Kenny Gerenraich

Thank You!

From the Lost Spirits Distillery, Inc. Team



Bryan Davis
Co-Founder & CEO - Board Director



Joanne Haruta
Co-Founder & CMO - Board Director



Wynn Sanders
COO - Board Director



Roshini Jaiswal
Board Director



Chester Brandes
Board Director

Former Lt. Colonel in the United States Air Force and ScD in Materials Science and Engineering, MIT. Published one patent and multiple scientific papers with over 1,600 citations. Serial Investor.

Chief Restructuring Officer of Jagatjit Industries, a Indian whisky company selling over 60,000,000 bottles annually.

Chester Brandes is the former President and CEO of Finlandia Vodka as well as the former President and CEO of Imperial Brands (Sobieski Vodka). He is a significant shareholder in Lost Spirits and acts as a consultant to management.



Ron Daignault

Board Director

Ronald M. Daignault is an intellectual property litigator and trial attorney, and serves as co-chair of Goldberg Segalla's Intellectual Property Practice Group.



Stephen Williams

CFO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Bryan Davis	CEO @ Lost Spirits Distillery INC	2010
Dr. Wynn Sanders	COO @ Lost Spirits Distillery INC	2016
Joanne Haruta	CMO @ Lost Spirits Distillery INC	2010
Chester Brandes	CEO @ Caucus Club International, LLC.	2020
Roshini Jaiswal	CRO @ Jagatjit Industries	2018
Ron Daignault	Attorney @ Goldberg Segalla	2016

Officers

OFFICER	TITLE	JOINED
Bryan Davis	CEO	2010
Dr. Wynn Sanders	COO	2016
Joanne Haruta	Co-founder / Board Member	2010
Stephen Williams	CFO	2022

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2017	$21,500		Other
11/2017	$5,700		Other
02/2018	$11,000		Other
02/2018	$59,000		Other
04/2018	$39,115		Other
05/2018	$68,000		Other
06/2018	$467,500	LLC, Membership Units	Regulation D, Rule 506(b)
09/2018	$75,000		Other
11/2018	$606,283	Membership Units	Regulation D, Rule 506(b)
12/2018	$150,000		Other
02/2019	$568,257	Membership Unit Purchase	Regulation D, Rule 506(b)
06/2019	$13,000		Other
08/2019	$50,000		Other
08/2019	$50,000		Other
08/2019	$52,000		Other
10/2019	$94,372		Other
11/2019	$150,000		Other
11/2019	$200,000		Other
01/2020	$40,000		Other
02/2020	$150,000		Other
03/2020	$1,069,999		4(a)(6)
03/2020	$24,999	Common Stock	Regulation D, Rule 506(c)
03/2020	$472,381		506(c)
04/2020	$500,000		Other
05/2020	$184,520		Other
12/2020	$184,520		Other
04/2021	$125,000		Regulation D, Rule 506(c)
04/2021	$250,000		Regulation D, Rule 506(c)
04/2021	$200,000		Regulation D, Rule 506(c)
04/2021	$50,000		Regulation D, Rule 506(c)
04/2021	$125,000		Regulation D, Rule 506(c)

05/2021	$500,000		Regulation D, Rule 506(c)
05/2021	$232,000		Regulation D, Rule 506(c)
05/2021	$10,000		Regulation D, Rule 506(c)
05/2021	$1,172,906		506(c)
07/2021	$3,000,000		Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/16/2021	$125,000	0.12%	0.0%	None	04/16/2021
04/16/2021	$250,000	0.12%	0.0%	None	04/16/2021
04/22/2021	$200,000	0.12%	0.0%	None	04/22/2021
04/22/2021	$50,000	0.12%	0.0%	None	04/22/2021
04/23/2021	$125,000	0.12%	0.0%	None	04/23/2021
05/01/2021	$500,000	0.12%	0.0%	None	05/01/2021
05/07/2021	$232,000	0.13%	0.0%	None	05/07/2021
05/10/2021	$10,000	0.13%	0.0%	None	05/10/2021
07/15/2021	$3,000,000	10.0%	0.0%	None	02/28/2025

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRE
PayPal	11/17/2017	$21,500	$24,438	0.0%	08/10/2021	
Square Capital	11/20/2017	$5,700	$0	0.0%	01/14/2019	
Square Capital	02/14/2018	$11,000	$0	0.0%	02/14/2019	
PayPal	02/14/2018	$59,000	$0	0.0%	08/08/2019	
Square Capital	04/23/2018	$39,115	$0	0.0%	04/23/2019	
PayPal	05/28/2018	$68,000	$0	0.0%	08/11/2019	
PayPal	09/21/2018	$75,000	$0	0.0%	05/10/2020	
PayPal	12/27/2018	$150,000	$0	0.0%	06/19/2020	
Square Capital	06/26/2019	$13,000	$0	0.0%	06/26/2020	
Bryan Davis	08/05/2019	$50,000	$50,000	0.0%	11/01/2020	Yes
Joanne Haruta	08/05/2019	$50,000	$50,000	0.0%	11/01/2020	Yes
Square Capital	08/08/2019	$52,000	$0	0.0%	08/08/2020	
Square Capital	10/09/2019	$94,372	$59,211	0.0%	10/09/2020	
Rapid Finance	11/11/2019	$150,000	$175,685	0.0%	05/11/2021	Yes
PayPal Working Capital (MRS)	11/20/2019	$200,000	$93,059	0.0%	02/05/2024	Yes
Kabbage	01/23/2020	$40,000	$0	79.0%	02/12/2021	Yes
Cedar Advance LLC	02/10/2020	$150,000	$0	0.0%	08/24/2020	
Federal Government	04/10/2020	$500,000	$500,000	3.75%	04/10/2050	Yes
Federal Government	05/04/2020	$184,520	$184,520	1.0%	05/04/2022	Yes
SBA	12/04/2020	$184,520	$184,520	1.0%	06/04/2021	Yes

Related Party Transactions

Name	Wynn Sanders
Amount Invested	$417,303
Transaction type	Priced Round
Issued	11/13/2020
Relationship	Board Member

Name	Bryan Davis
Amount Invested	$50,000
Transaction type	Loan
Issued	08/05/2019
Outstanding principal plus interest	$50,000 as of 02/2020
Interest	0.0 per annum
Maturity	11/01/2020
Current with payments	Yes
Relationship	CEO / Board Member

This loan has been repaid

Name	Joanne Haruta
Amount Invested	$50,002

Transaction type	Priced Round
Issued	03/05/2021
Relationship	Co-founder and Board Member

SPV Investment.

Name	Roshini Jaiswal
Amount Invested	$50,000
Transaction type	Loan
Issued	01/10/2020
Outstanding principal plus interest	$0 as of 09/2021
Interest	0.0 per annum
Maturity	09/18/2021
Relationship	Board Member

This loan has been repaid.

Name	Brandersson, LLC
Amount Invested	$100,000
Transaction type	Priced Round
Issued	01/14/2022
Relationship	Board Member

Name	Joanne Haruta
Amount Invested	$50,000
Transaction type	Loan
Issued	08/05/2019
Outstanding principal plus interest	$50,000 as of 02/2020
Interest	0.0 per annum
Maturity	02/01/2020
Current with payments	Yes
Relationship	Co-Founder Board Member

This loan has been repaid.

Name	John Berry
Amount Invested	$0
Transaction type	Other
Issued	06/02/2021
Relationship	Company Architect and Board Member

Stock grant issued by the Board of Directors in recognition of the successful completion of a series of architectural projects.

Name	John Berry
Amount Invested	$0
Transaction type	Other
Issued	03/03/2022
Relationship	Company Architect Prior Board Member

Stock grant issued by the Board of Directors per architectural contract.

Name	Roshini Jaiswal
Amount Invested	$250,000
Transaction type	Priced Round
Issued	03/07/2019
Relationship	Relative - Karamjit Jaiswal

Investment by Karamjit Jaiswal, immediate relative of Board of Director Roshini Jaiswal

Name	Roshini Jaiswal
Amount Invested	$80,000
Transaction type	Priced Round
Issued	03/07/2020
Relationship	Relative - Shakun

Investment

Name	Roshini Jaiswal
Amount Invested	$200,001
Transaction type	Priced Round
Issued	03/06/2020
Relationship	Board Member

WeFunder Raise

Name	Bryan Davis
Amount Invested	$49,749
Transaction type	Priced Round
Issued	03/19/2021
Relationship	CEO, Board Member

Name	Wynn Sanders
Amount Invested	$200,000
Transaction type	Convertible Note
Issued	04/22/2021
Interest	0.12 per annum
Discount rate	0.0

Maturity	05/10/2021
Converted	Yes
Valuation cap	$1
Relationship	COO / Board Member

These notes were set to auto convert based upon a set of specific triggers, not a specific date.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	25,000,000	18,566,291	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	546,646
Options:	329,745
Reserved for Convertible Notes:	2,459,016

Risks

Changes in consumer preferences may reduce demand for some of our products. Our industry is subject to changing consumer preferences and shifts in consumer preferences may adversely affect us. Consumers are seeking greater variety in their beverages. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative beverages that appeal to consumers. In order to retain and expand our market share, we must continue to develop and introduce different and innovative beverages, although there can be no assurance of our ability to do so. There is no assurance that consumers will continue to purchase our products in the future. Product lifecycles for some beverage brands or products may be limited to a few years before consumers' preferences change. There can be no assurance that the beverages we market will become or remain profitable for us. We may be unable to achieve volume growth through product and packaging initiatives. We also may be unable to penetrate new markets. If our revenues decline, our business, financial condition and results of operations could be adversely affected. Immersive entertainment, a business Lost Spirits is in, is a new category of entertainment which has enjoyed consumer interest in recent years. However as category expands, and lower quality offerings emerge, consumers may lose interest in the category as a whole. There is no assurance that consumers will continue to purchase tickets in the future.

The shares are a speculative investment.Our business objectives must be considered highly speculative, and there is no assurance that we will satisfy those objectives. No assurance can be given that the investors will realize a return on their shares, if any, or that the investors will not lose their entire investment. For this reason, each prospective investor should carefully read the Subscription Agreement, including all exhibits thereto. All investors should consult with their attorney or business advisors prior to making an investment.

We cannot predict the effect of inquiries from or actions by attorneys general or other government agencies and/or quasi-government agencies into the advertising, marketing, promotion, ingredients, usage or sale of our products.We are subject to the risks of investigations or enforcement actions by state attorneys general or other government and/or quasi-governmental agencies relating to the advertising, marketing, promotion, ingredients, usage or sale of our products. We cannot predict the outcome of any such inquiry and what, if any, effect it may have on our business, financial condition or results of operations. If an inquiry by a state attorney general or other government or quasi-government agency finds that our products or the advertising, marketing, promotion, ingredients, usage or sale of such products are not in compliance with applicable laws or regulations, we may become subject to fines, changes in the usage or sale of our products or changes in our advertising, marketing and promotion practices, each of which could have an adverse effect on our business, financial condition or results of operations.

The stockholders may lose the limited liability protection currently offered by the Company.One of the advantages of a corporation is the limitation of a stockholder's liability for the obligations of the company to the value of that stockholder's shares. In order to maintain the limited liability of the stockholders, the Company must comply with the requirements of the Delaware General Business Corporation Act. We will operate in such a manner as the directors and officers, in consultation with legal counsel, deem appropriate to preserve, to the extent possible, the limited liability of the stockholders. There is a risk, however, that we could act, or fail to act, in such a way as to jeopardize the limited liability of the stockholders.

The Company is taxed as a "C" corporation.The Company is taxed as a corporation pursuant to Subchapter C of the Internal Revenue Code. The Company's tax and fiscal year is the calendar year. There may be certain tax consequences of holding shares. Subscribers must rely on their own tax advisors and should obtain the advice of his, her or its own tax advisor concerning the effect of an investment in the Company on his, her or its personal tax situation.

The Company was forced to cease operations in 2020 & 2021 as part of the government response to COVID-19. The Company suffered extensive economic damage as a result. Consequently, the Company secured short term and long term debt from SBA. The Company is currently servicing several hundred thousand dollars of such related debt, and is endeavoring to obtain PPP loan forgiveness which the company executives believe the company qualifies for. Due to a technical problem at Bank of America, the company has been unable to submit its forgiveness application and may be forced to repay the debt. There can be no assurances that the Company will be able to generate sales gains in the future to allow it continue its debt service obligations, and there is a risk the Company could become insolvent.

The global economic crisis may adversely impact our business and results of operations. Our industry can be affected by macro-economic factors, including changes in national, regional, and local economic conditions, employment levels and consumer spending patterns or the impact of the novel coronavirus (COVID-19), the war in Europe, or inflation on the macro-economy. Disruptions in the overall economy and financial markets may impact our industry, could reduce consumer confidence in the economy

and could negatively impact consumers' willingness to purchase our products as they reduce their discretionary spending.

The transferability of the Shares is limited.

Potential investors should recognize the long term nature of their investment in the shares. As purchasers of securities in a private offering not registered under the Securities Act of 1933, as amended ("Securities Act"), investors in the shares are not permitted to sell, transfer, or otherwise dispose of the shares unless the shares are registered or an exemption from registration is available. As a result, the transfer of the shares to third parties is subject to legal restrictions that may impair or prohibit the holder from transferring shares. Any sale, transfer or other disposition of the shares must also comply with relevant state securities laws. Accordingly, purchasers of the shares may be required to hold the shares for an indefinite period of time. The purchase of shares in this Offering will not be suitable for an investor desiring or requiring liquidity. Investors desiring to sell their shares may be unable to do so because no one may be willing to purchase such restricted securities with very limited liquidity.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Directors' and Officers' liability is limited, and the Company will indemnify the Directors and Officers for certain acts.

The directors and officers of the Company are not liable to the Company or the stockholders for any acts performed or failures to act by them in good faith and in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and, if applicable, is within the scope of authority granted to them. The directors, the officers, and their affiliates shall be indemnified by the Company to the fullest extent permitted by law. A successful claim for such indemnification could deplete the Company's assets by the amount paid.

If we are not able to retain the services of senior management there may be an adverse effect on our operations until we find suitable replacements.

Our business is dependent, to a large extent, upon the services of our senior management. We do not maintain key person life insurance on any members of our senior management. The loss of services of Bryan Davis, Joanne Harruta, Wynn Sanders, or any other key members of our senior management could adversely affect our business until suitable replacements can be found. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms. If senior management is not able to spend a sufficient amount of their available time on our operations, any investment in the Company could become worthless.

We face substantial uncertainties in executing our business plan.

Successfully executing our business plan will require us to attain certain objectives to which no assurance can be given that we will be successful in our efforts. We believe that in order to execute our business plan and achieve the sales growth we are anticipating we must, among other things, successfully recruit additional personnel in key positions, develop a distribution network and establish a customer base and create awareness of our brand name. In order to implement any of these we will be required to materially increase our operating expenses, which may require additional working capital. If we are unable to secure additional working capital, we will be unable to accomplish our objectives, and if we are unable to accomplish one or more of these objectives, our business may fail.

We require additional capital in order to continue our business operations as planned.

We have budgeted the need for additional funding during the next several months to continue our business operations as planned. If we cannot secure additional financing, our business and operations could be significantly impaired by limitations on our access to capital. There can be no assurance that capital from outside sources will be available, or if such financing is available, that it will be on terms that management deems sufficiently favorable. If we are unable to obtain additional financing upon terms that management deems sufficiently favorable, or at all, it would not have a material adverse impact upon our ability to continue our business operations and pursue our expansion strategy. In the event we do not raise additional capital, it is likely that we may need to scale back or curtail implementing our full business plan, putting the company on a longer glideslope to success and leaving itself open to competition with better capital investment

Our industry is highly competitive.

Our industry is highly competitive and fragmented. We expect competition to intensify in the future. We can make no assurance that we will be able to effectively compete with these other companies or that competitive pressures, including possible downward pressure on the prices we charge for our products, will not arise. In the event that we cannot effectively compete on a continuing basis or competitive pressures arise, such inability to compete or competitive pressures will have a material adverse effect on our business, results of operations and financial condition.

We anticipate being dependent on a limited number of independent suppliers for our products, which may affect our ability to deliver our products in a timely manner. If we are not able to ensure timely product deliveries, potential distributors and customers may not order our products, and our revenues may decrease.

We will rely entirely on a limited number of third parties to provide supplies for our products. These third party supplies may be unable to satisfy our supply requirements or provide services at competitive costs or offer reliable products. The failure to meet any of these critical needs would delay or reduce product shipment and adversely affect our revenues, as well as jeopardize any relationships with independent distributors and customers. An extended interruption in the supply of our products would result in decreased product sales and our revenues would likely decline.

If we do not maintain sufficient inventory levels and/or if we are unable to deliver our products to our customers in sufficient quantities, and/or if our customers' or retailers' inventory levels are too high, our operating results could be adversely affected.

If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels may be inadequate and our results of operations may be negatively impacted. If we fail to meet our shipping schedules, we could damage our relationships with distributors or retailers, increase our

distribution costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our products on a timely basis, we need to maintain adequate inventory levels of the desired products. If the inventory of our products held by our distributors and/or retailers is too high, they will not place orders for additional products, which could unfavorably impact our future sales and adversely affect our operating results.

Adverse publicity associated with our products, or those of similar companies, could adversely affect our sales and revenues.

Adverse publicity concerning any actual or purported failure of our Company to comply with applicable laws and regulations regarding any aspect of our business could have an adverse effect on the public perception of our Company. This, in turn, could negatively affect our ability to obtain financing, endorsers and attract distributors or retailers for our products, which would have a material adverse effect on our ability to generate sales and revenues. Our distributors' and customers' perception of the safety and quality of our products or even similar products distributed by others can be significantly influenced by national media attention, publicized scientific research or findings, product liability claims and other publicity concerning our products or similar products distributed by others. Adverse publicity, whether or not accurate, that associates consumption of our products or any similar products with illness or other adverse effects, will likely diminish the public's perception of our products. Claims that any products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could have a material adverse effect on the market demand for our products, including reducing our sales and revenues.

The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses.

We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury.

Although we maintain product liability insurance, it may not be sufficient to cover all product liability claims and such claims that may arise, could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any product liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

The success of our business will depend upon our ability to create brand awareness.

Our industry is already highly competitive, with many well-known brands leading the industry. Our ability to compete effectively and generate revenue will be based upon our ability to create awareness of our products distinct from those of our competitors. Advertising and packaging and labeling of our products will be limited by various regulations.

This Offering is being made on a "Best Efforts" basis.

This Offering is made on a "best efforts" only basis. There is no assurance that all of the offered shares, or any particular lesser number, will in fact be sold. Once accepted by the Company, Subscribers will not be permitted to withdraw their subscriptions if less than all of the offered shares are sold. If less than all of the offered shares are sold, there is no assurance that the Company will be able to complete its proposed use of proceeds, nor is there any assurance that the Company will be able to achieve its business plan.

The Company's has limited resources and will require additional financings in the future, which may further dilute the ownership of the Company.

The Company intends to seek additional equity or debt investments. If the Company raises additional equity capital or debt capital convertible into equity beyond the Offering described herein, purchasers of Shares offered hereby will experience dilution of ownership in the Company. Debt financing would result in higher interest expense. There can be no assurance that the Company will generate sufficient funds to service its debt. Moreover, there is no assurance that future equity or debt financing will be available on terms acceptable to or in the amounts needed by the Company.

Dividends have never been paid, and we do not expect to pay dividends in the foreseeable future.

The Company has never paid a dividend and does not anticipate that it will paid dividends in the foreseeable future.

The shares are subject to the terms of the Stockholder Agreement.

The shares are subject to the terms of a Stockholder Agreement, which provides, among other things, (i) a voting agreement related to certain stockholders rights to designate members to the Company's board of directors (and a corresponding obligation of stockholders to vote in favor of such designated, (ii) a right of first refusal in favor of the Company first and the other stockholders second, should a stockholder desire to transfer any shares, (iii) co-sale rights for certain transfers, (iv) a drag along right should a sale of the company occur, and (v) rights of first offer for certain issuances of new securities in favor of certain stockholders.

The offering price of the shares was arbitrarily determined.

The offering price of the shares has been arbitrarily determined and is not based on expected return on investment or independent appraisal of the value of the Company.

We may face intellectual property infringement claims and other litigation which would be costly to resolve.

We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot assure you that third parties will not assert infringement claims against us in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. Whether brought by or against us, these claims can be time consuming, result in costly litigation and divert management's attention from our day-to-day operations, which can have a material adverse effect on our business, operating results, and financial condition

Our growth will place significant strains on our resources.

Since inception, the Company has had limited operations. Our growth, if any, is expected to place a significant strain on our managerial, operational and financial resources as the Company currently has limited full-time employees and we will likely continue to have limited employees in the future. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that we will be able to achieve the rapid execution necessary to successfully offer our services and implement our business plan. Our future operating results, if any, will also depend on its ability to add additional personnel commensurate with the growth of our business, if any. If we are unable to manage growth effectively, our business, results of operations and financial condition will be adversely affected

The Company experienced a fire in 2019. One of the Company's business locations suffered extensive fire damage in 2019. As a result of the fire, the Company secured short term debt. The Company is currently servicing several hundred thousand dollars of such related debt, and it is endeavoring to pay off such debt as quick as possible. Prior to the COVID-19 shutdowns, the company was retiring $75,000 of such debt per month, which contributed to the Company's current negative cash flow. There can be no assurances that the Company will be able to generate sales gains in the future to allow it continue its debt service obligations, and there is a risk the Company could become insolvent.

We may face increased competition and downward price pressure if we are unable to protect our intellectual property rights. Our beverage business is heavily dependent upon our confidential and proprietary intellectual property. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights. However, current U.S. laws afford us only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use information that we regard as proprietary. Our business, results of operations and financial condition could be adversely affected if a significant amount of unauthorized copying of our products were to occur or if other parties develop products substantially similar to our products. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.

The emergence of the COVID pandemic triggered many adverse effects on the business including tourism slowdowns, forced government closures, and accompanying layoffs. Future changes in government regulation are inherently unpredictable and could adversely affect our business, financial condition and results of operations. With Los Angeles still closed, our principal revenue stream comes from the sale of tickets in Las Vegas. Changes in tourism habits could adversely affect our business, financial condition and results of operations. If a regulatory authority finds that the current COVID mitigation measures are insufficient, it is possible that we could be forced to close again which would adversely affect our business, financial condition and results of operations.

This Offering has not undergone any regulatory review.

As noted above, the shares have not, and will not be, registered under the Securities Act or any applicable state securities laws. Therefore, no regulatory authority has reviewed or approved the terms of this offering, including the disclosure of risks and tax consequences, and the fairness of its terms. Prospective investors do not have the protections afforded by applicable federal and state securities laws governing registered offerings and they must judge the adequacy of disclosure and the fairness of the terms of this offering without the benefit of review by any regulatory authority.

Our limited operating history makes it difficult to forecast our future results, making any investment in the Company highly speculative.

We have a limited operating history, and as such, our historical financial and operating information is of limited value in predicting our future operating results. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which could then force us to curtail or cease our business operations.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with regard to new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials we might not be able to satisfy demand on a short-term basis. We do not use hedging agreements or alternative instruments to manage this risk. Such shortages could interfere with or delay production of certain of our products and could have a material adverse effect on our business and financial results.

An investment in the shares involves significant risks and uncertainties. A prospective investor should carefully consider the following risk factors in conjunction with the other information provided by the Company before purchasing any shares. The risks discussed below can adversely affect the Company's business, operating results, prospects, and financial condition. As a result, these risks can cause the value of the Company, and therefore, the shares, to decline and could cause the total or partial loss of the investor's investment in the shares. While the risks and uncertainties described below are not the only ones the Company faces, they do represent those risks and uncertainties the Company believes are material to the Company's business, operating results, prospects, and financial condition. Additional risks and uncertainties that are not presently known to the Company, or that are currently deemed immaterial, may also have an adverse effect on the Company, its operating results, prospects, and financial condition.

Changes in government regulation, or failure to comply with existing regulations, could adversely affect our business, financial condition and results of operations.

The production, distribution and sale in the United States of many of our products are also currently subject to various federal and state regulations, including, but not limited to: the Federal Food, Drug, and Cosmetic Act, including as amended by the Dietary Supplement Health and Education Act of 1994; the Occupational Safety and Health Act; various environmental statutes; and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products. Outside the United States, the production, distribution and sale of many of our products are also subject to numerous statutes and

regulations. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined or face other remedial measures, all of which could adversely affect our business, financial condition and results of operations.

Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue

additional stock, an investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock; - the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock; - our results of operations, financial position and capital resources; current business conditions and projections; - the lack of marketability of our common stock; - the hiring of key personnel and the experience of our management; - the introduction of new products; - the risk inherent in the development and expansion of our products; - our stage of development and material risks related to our business; - the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; - industry trends and competitive environment; - trends in consumer spending, including consumer confidence; - overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Lost Spirits Distillery, Inc.

- Delaware Corporation
- Organized January 2020
- 91 employees

6131 Malburg Way
Vernon CA 90058

http://Lostspirits.net

Business Description

Refer to the Lost Spirits Distillery, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Lost Spirits Distillery, Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.